October 4, 2019

Re:	TGS International Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 25, 2019 File No. 333-217451

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

On behalf of TGS International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 3, 2019 with respect to the Form 10-K/A for the fiscal year ended December 31, 2018 (“10-K”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form 10-K/A (the “Revised 10-K”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 10

1. We note your response to comment one and we partially reissue the comment. Please revise to remove the resources calculated under Soviet standards.

In response to the Staff’s comment, the 10-K/A has been revised. Please refer to page 9 of the Revised 10-K.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick